BlackRock Enhanced Equity Dividend Trust

File No. 811-21784

Item No. 77M (Mergers) -- Attachment

During the fiscal semi-annual period ending April 30, 2012, BlackRock Enhanced Equity Dividend Trust (the "Registrant") acquired substantially all of the assets and substantially all of the liabilities of each of BlackRock Equity Dividend Trust ("BDV") and BlackRock Strategic Equity Dividend Trust, ("BDT"), File Nos. 811-21443 and 811-21493, respectively (the "Reorganizations").

The Board of Trustees of each of the Registrant, BDV and BDT unanimously approved its respective Reorganization and the proposals to effectuate such Reorganization, including an Agreement and Plan of Reorganization. The Board of Trustees and the shareholders of BDV approved an Agreement and Plan of Reorganization between BDV and the Registrant (the "BDV Agreement"), the termination of BDV's registration under the Investment Company Act of 1940 (the "1940 Act") and the dissolution of BDV under Delaware law. The Board of Trustees and the shareholders of BDT approved an Agreement and Plan of Reorganization between BDT and the Registrant (the "BDT Agreement," and collectively with the BDV Agreement, the "Agreements"), the termination of BDT's registration under the 1940 Act and the dissolution of BDT under Delaware law. The Board of Trustees of the Registrant approved the Agreements and the shareholders of Registrant approved the issuance of additional common shares of the Registrant in connection with the Reorganizations.

On October 5, 2011, in connection with the Reorganizations, the Registrant filed a Preliminary Registration Statement on Form N-14 (File No. 333-177181) (the "N-14 Registration Statement"). The N-14 Registration Statement contained the proxy materials soliciting the approval of the Reorganizations by the shareholders of BDV and BDT and the approval of the issuance of additional common shares of the Registrant by the shareholders of the Registrant. Pre-effective Amendment No. 1 to the N-14 Registration Statement was filed on November 11, 2011 followed by a filing on Form 497 on November 23, 2011. The N-14 Registration Statement as so amended was declared effective by the Commission on November 18, 2011.

BDV and BDT each filed an application for deregistration under the 1940 Act on Form N-8F on April 4, 2012 and an amendment to such application on May 14, 2012. On June 20, 2012, the Securities and Exchange Commission issued orders under Section 8(f) of the 1940 Act declaring that BDV and BDT each ceased to be registered investment companies under the 1940 Act.

In the Reorganizations, the Registrant acquired substantially all of the assets and liabilities of BDV and BDT, respectively, pursuant to the Agreements, each in a tax-free transaction in exchange for an equal aggregate value of newly-issued common shares of the Registrant. Common shareholders of BDV and BDT, respectively, received an amount of BDJ common shares equal to the aggregate net asset value of their holdings of BDV and/or BDT common shares, as applicable, as determined at the close of business on February 24, 2012. Fractional shares of the Registrant were not issued in the Reorganizations and consequently cash will be distributed for any such fractional amounts.

On February 27, 2012 (the "Reorganization Date"), pursuant to the BDV Agreement, BDV transferred assets valued at $590,300,377 to the Registrant and received in exchange 69,850,515 newly-issued shares of common stock of the Registrant. Also on the Reorganization Date, pursuant to the BDT Agreement, BDT transferred assets valued at $321,844,922 to the Registrant and received in exchange 37,977,229 newly-issued shares of common stock of the Registrant. Such shares were then distributed to the shareholders of BDV and BDT respectively on that date.